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                                                                  EXHIBIT 99.5


                        [Zapata Corporation Letterhead]



            ZAPATA CORPORATION ANNOUNCES TERMINATION OF TENDER OFFER


HOUSTON, TX -- February 24, 1997 -- Zapata Corporation (NYSE:ZAP) announced today that its Board of Directors has terminated the Company's offer to purchase up to 15,000,000 shares of its Common Stock at a price of $4.50 per share.

On February 17, 1997, Zapata announced that it had received a letter from Michael E. Heisley, Sr. proposing that Mr. Heisley or a company he controls would acquire any or all (but not less than 50.1%) of the outstanding shares of Zapata for a purchase price of $5.50 per share.

Zapata's Board of Directors has authorized the engagement of an investment banking firm to advise it in connection with the Heisley proposal and other matters.


Contacts:  Joseph L. von Rosenberg, III, Executive Vice President
           (713) 940-6100/Fax: (713) 940-6122